MANAGEMENT’S DISCUSSION AND ANALYSIS

     Management’s Discussion and Analysis is a review of activities and results for the fiscal year ended August 31, 2002 as compared to the previous year, and a review of activities and results for the fiscal year ended August 31, 2001 as compared to the previous year. Comments relate to and should be read in conjunction with the audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe the Company’s objectives, plans or goals are or may be forward-looking statements.

     These forward-looking statements are based on Corus’ current expectations and its projections about future events. However, whether actual results and developments will conform with the Company’s expectations and projections is subject to a number of risks and uncertainties, including, among other things: the Company’s ability to attract and retain advertising revenues; audience acceptance of its radio stations, specialty television networks and the television programs they produce; its ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; its ability to compete in any of the industries in which it does business; the opportunities (or lack thereof) that may be presented to and pursued by Corus; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; the Company’s ability to integrate and realize anticipated benefits from its acquisitions; and to effectively manage its growth. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Corus’ forward-looking statements. Other unknown and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by Corus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, Corus disclaims any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA) and pro forma information. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA and net income is provided in the consolidated statements of income (loss) and retained earnings (deficit). EBITDA is calculated as net income (loss) before minority interest, equity earnings, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other income, gain on sale of investments, interest expense, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income (loss) and retained earnings (deficit). These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company’s liquidity.

PRO FORMA INFORMATION

Pro forma information (including pro forma revenues, pro forma EBITDA and pro forma EBITDA margins) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions

Management’s Discussion and Analysis (continued)

and divestitures. In particular, results from the same period in fiscal 2001 have been adjusted to reflect operating results of all businesses reporting in the current period as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company’s reportable business segments (Radio, Television and Content) for revenues and EBITDA — the measure of profitability reviewed by the chief operating decision maker of these divisions, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2001 or fiscal 2002.

PRO FORMA RESULTS RECONCILIATION

The following table reconciles pro forma revenues and EBITDA for the year ended August 31, 2001 to actual results as reported in the consolidated statement of income for the same periods and should be read in conjunction with the preceding comments on supplemental earnings measures:

	YEAR ENDED AUGUST 31, 2001

	AS REPORTED	ACQUISITIONS	DISPOSITIONS	PRO FORMA

REVENUES
Radio	191,773	17,446	—	209,219
Television	228,693	37,644	(11,687)	254,650
Content
Production and distribution	81,287	26,188	—	107,475
Branded consumer products	56,119	25,654	(23,624)	58,149
Eliminations	(1,047)	—	—	(1,047)

	556,825	106,932	(35,311)	628,446

EBITDA(1)
Radio	48,063	(180)	—	47,883
Television	73,728	10,963	(3,801)	80,890
Content
Production and distribution	8,509	3,927	—	12,436
Branded consumer products	3,616	4,388	(921)	7,083
Corporate	(9,461)	—	—	(9,461)
Eliminations	(539)	—	—	(539)

	123,916	19,098	(4,722)	138,292

(1)	EBITDA means net income (loss) before minority interest, equity earnings, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other income, gain on sale of investments, interest expense, amortization and depreciation.

OVERVIEW

Corus commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

     Corus manages its business in three operating groups: Radio, Television and Content. Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(a)	Radio

The Radio group is comprised of 50 radio stations, subject to CRTC approval of the divestiture of its two Oshawa radio stations. (2001: 49 stations), primarily situated in eight of the 10 largest Canadian markets by population, and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is Canada’s leading radio operator in terms of revenues, audience reach and operating margins.

Management’s Discussion and Analysis (continued)

(b)	Television

The Television group consists of the following: specialty television networks YTV, W Network (formerly WTN), Treehouse TV, an 80% interest in CMT (Country Music Television) and 50.5% in Telelatino; Corus Premium Pay Services under the names of Movie Central and Encore Avenue; three conventional television stations; Max Trax (formerly DMX Music), a digital audio service; and Digital ADventure, a cable advertising service. Revenues for specialty television networks are generated from affiliate subscriber fees and advertising. Revenues for pay television and digital audio services are generated from affiliate subscriber fees. Revenues for the conventional television stations and cable advertising services are derived from advertising sales.

(c)	Content

The Content group consists of the production and distribution of television programs and the branded consumer products business (formerly merchandise licensing and publishing businesses) of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of television programs, merchandise licensing and publishing.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2002 derived primarily from four areas: advertising (46%), subscriber fees (22%), license fees (15%) and publishing and merchandising (11%).

Consolidated operating, general and administrative expenses include amortization of program and film rights (cost of programming purchased from third parties), amortization of film investments (costs associated with internally produced programming), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs. Cost of goods sold relating to publishing include the material cost of the product, printing, freight, customs and duties and royalties to authors and illustrators based upon sales. Approximately 29% and 46% of consolidated operating, general and administrative expenses in fiscal 2002 (2001 — 32% and 37%, respectively) were comprised of employee remuneration and programming costs, respectively.

Results of Operations

The following table presents summary financial information for Corus’ operating business segments and a reconciliation of net income to EBITDA for each of the years ended August 31:

							% INCREASE (DECREASE)

							2002	2001
	2002	%(2)	2001(3)	%(2)	2000	%(2)	OVER 2001	OVER 2000

	(CDN $MILLIONS EXCEPT FOR %'S)
REVENUES
Radio	211.4	32.3	191.8	34.4	86.2	37.6	10.2	122.5
Television	284.7	43.6	228.7	41.1	143.0	62.4	24.5	59.9
Content	159.9	24.6	137.4	24.7	—	—	16.4	—
Eliminations	(3.2)	(0.5)	(1.1)	(0.2)	—	—	—	—

	652.8	100.0	556.8	100.0	229.2	100.0	17.2	142.3

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES
Radio	158.5	75.0	143.7	74.9	59.5	69.0	10.3	141.5
Television	194.6	68.4	155.0	67.8	100.2	70.0	25.5	54.7
Content	180.9	113.1	125.3	91.2	—	—	44.4	—
Corporate	4.9	0.8	9.5	1.7	4.0	1.7	(48.5)	137.5
Eliminations	(2.6)	(0.4)	(0.6)	(0.1)	—	—	—	—

	536.3	82.2	432.9	77.7	163.7	71.4	23.9	164.4

EBITDA(1)
Radio	52.9	25.0	48.1	25.1	26.7	31.0	10.0	80.0
Television	90.1	31.6	73.7	32.2	42.8	30.0	22.1	72.2
Content	(21.0)	(13.1)	12.1	8.8	—	—	(273.6)	—
Corporate	(4.9)	(0.8)	(9.5)	(1.7)	(4.0)	(1.7)	48.5	(137.5)
Eliminations	(0.6)	(0.1)	(0.5)	(0.1)	—	—	—	—

	116.5	17.8	123.9	22.3	65.5	28.6	(6.0)	89.2

Depreciation	25.9	4.0	20.0	3.6	9.0	3.9	29.5	122.2
Amortization	8.0	1.2	45.9	8.3	13.4	5.8	(82.6)	242.5
Interest on long-term debt	57.7	8.8	47.3	8.5	30.4	13.3	22.0	55.6
Gain on sale of investments	(18.2)		(103.1)		(197.7)
Other income	(0.1)		(10.5)		(9.5)
Restructuring charges	22.1		—		—
Hedge transaction loss	17.6		—		—
Asset write-downs	15.3		1.5		—
Goodwill impairment loss	162.8		—		—

Income (loss) before taxes	(174.6)		122.8		219.9

Income tax expense (recovery)	(5.1)		(3.1)		65.8

Income (loss) before equity earnings from investees and minority interest	(169.5)		125.9		154.1
Equity earnings from investees	5.1		2.6		2.1
Minority interest	(1.6)		(0.3)		(0.2)

NET INCOME (LOSS)	(166.0)		128.2		156.0

(1)	EBITDA means net income (loss) before minority interest, equity earnings, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other income, gain on sale of investments, interest expense, amortization and depreciation.

(2)	Operating, general and administrative expenses and EBITDA for each business segment are expressed as a percentage of revenues for the segment. Other items are expressed as a percentage of total revenues.

(3)	As discussed in note 2(b) to Corus’ 2002 audited consolidated financial statements, the financial results for fiscal 2001 have been restated to reflect a change in the method of accounting for investments in film and programming.

Quarterly Consolidated Financial Information (unaudited)

				EARNINGS (LOSS) PER SHARE(2)

	REVENUES	EBITDA(1)	NET INCOME (LOSS)	BASIC	DILUTED

	(THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
2002
4th Qtr	$165,741	$2,874	$(189,877)	$(4.45)	$(4.45)
3rd Qtr	149,402	38,396	463	0.01	0.01
2nd Qtr	162,923	29,534	19,470	0.46	0.45
1st Qtr	174,718	45,692	3,907	0.09	0.09

2001
4th Qtr	$166,581	$31,694	$(1,901)	$(0.04)	$(0.04)
3rd Qtr	138,031	30,197	103,373	2.43	2.41
2nd Qtr	134,736	25,604	13,132	0.31	0.31
1st Qtr	117,477	36,421	13,563	0.35	0.35

2000
4th Qtr	$81,042	$22,627	$14,991	$0.40	$0.40
3rd Qtr	55,411	15,967	63,139	1.80	1.77
2nd Qtr	41,369	10,110	67,828	2.23	2.19
1st Qtr	51,408	16,832	10,026	0.33	0.33

(1)	EBITDA means net income (loss) before minority interest, equity earnings, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other income, gain on sale of investments, interest expense, amortization and depreciation.

(2)	The sum of basic and diluted earnings (loss) per share for the four quarters differ from the basic and diluted earnings (loss) per share for the year, due to differences in the average number of shares outstanding.

Fiscal Highlights • 2002 • 2001

Revenue from operations increased by 17% to $653 million in 2002.
EBITDA decreased by 6% to $117 million in 2002 after absorbing a $40 million write-down in film investments.
EBITDA margins were 18% in 2002 compared to 22% in 2001.
Corus continues to be the most listened to radio company in Canada with a cumulative weekly audience of 7.8 million listeners, 22% ahead of its next closest competitor.
In April 2002, Corus relaunched and rebranded the Women’s Television Network (“WTN”) as “W Network”, focused on making the network more contemporary and entertaining with an enhanced program schedule that provides a mix of new dramas, fresher movies and lifestyle programming. Recent Nielsen statistics indicate a 30% growth in W18-34 weekly viewers and a 20% growth in W18-49 weekly viewers for the period April 15/02 — June 30/02 compared to the prior year.
In January 2002, Corus’ Nelvana was granted rights to Beyblade, the Japanese toy and animé phenomenon. The program launched on YTV at #1 among kids 2-11, on Cartoon Network U.K., as #1 with kids 10-15, and as the top program in the ABC Family boys’ action block of programming in the U.S. The spinning top toy has sold out across Canada and is poised to sweep American retail sales.	Effective November 16, 2001, Corus acquired shares that increased its total interest in Telelatino Network Inc. (“Telelatino”) to 50.5% from 20% for cash consideration of $11 million. Telelatino operates TLN Television, a specialty ethnic channel that provides programming in Italian, Spanish and English.
Effective November 19, 2001, Corus acquired the Women’s Television Network (WTN) for $205 million. The service was relaunched as “W Network” on April 15, 2002.
Effective December 18, 2001, Corus disposed of a 29.9% stake in the Comedy Network for $36 million.
Effective January 4, 2002, Corus acquired all of the outstanding shares of Tri-Co Broadcasting Limited which owns and operates three radio stations in Cornwall, Ontario for $4.3 million.
Effective March 1, 2002, Corus exchanged ownership interests with DMX Music, Inc. of the digital music subscription services to residential and commercial customers in Canada. The transaction resulted in Corus acquiring ownership of the existing Canadian residential subscription business and DMX Music, Inc. gaining ownership of the Canadian commercial business. Corus acquired assets with an assigned fair value of approximately $19 million and for which cash consideration of approximately $11 million was paid.
Effective April 8, 2002, Corus sold Klutz to Scholastic Inc. for approximately $68 million (U.S.$43 million) in cash plus a three-year earn-out based on revenue.
Effective May 17, 2002, Corus acquired a 50% interest in the Locomotion Channel, an action-oriented animation pay television service targeting young adults aged 18-35 available in over 27 countries and seven million homes throughout Latin America and Iberia (Spain and Portugal). The service will be operated in partnership with The Hearst Corporation.
Effective May 31, 2002, Corus completed the sale of Viewer’s Choice to Shaw Communications Inc. for cash consideration of $33 million.	On March 7, 2002, Corus issued U.S.$375 million aggregate principal amount of 8 3/4% senior subordinated notes due 2012 at a price of 99.186% of their aggregate principal amount. The net proceeds of the offering were used to repay existing bank debt.
		During the year, Corus disposed of two million non-voting shares of Astral Media Inc. for total consideration of $93.3 million. The proceeds were used to repay the securitized borrowing of $89.5 million in full.	The CRTC licensed 16 new English-language Category 1 digital Canadian specialty services, which were launched in September, 2001. Distributors using digital technology are required to distribute all Category 1 services appropriate for their market. The CRTC licensed more than 270 Category 2 services, which must negotiate with distributors for access. Corus, in conjunction with its partners, launched five new digital services and two Category 1 services: The Canadian Documentary Channel and Country Canada, which was subsequently transferred to the Canadian Broadcasting Corporation. Corus also launched three Category 2 services: Discovery Kids, Edge TV and SCREAM.

operations	acquisitions|divestitures	financial	regulatory

Revenue from operations increased by 143% to $557 million in 2001.
EBITDA increased by 89% to $124 million in 2001.
EBITDA margins were 22% in 2001 compared to 29% in 2000.
The cumulative weekly audience for Corus radio stations increased from 6.5 million to 8.1 million listeners, an increase of 25%, therefore making Corus the largest operator in terms of audience tuning and revenues in Canada.
Pro forma EBITDA for Television increased 23% over fiscal 2000, reflecting strong organic growth.
Nelvana delivered 242 episodes in the 12 months ended August 31, 2001, a 22% increase over the 199 episodes delivered in the prior year.	Effective November 14, 2000, Corus acquired 100% of Nelvana Limited (“Nelvana”), an international producer and distributor of children’s programming and products for $561 million in cash and shares and the assumption of $94 million of debt. Nelvana operates as a new business segment called “Content”.
Effective February 28, 2001, Corus completed the acquisition of six radio stations in Quebec from Metromedia CMR Broadcasting Inc. for $170 million.
Effective February 28, 2001, Corus disposed of the Quebec conventional television station CHAU-TV for approximately $9 million.
Effective May 30, 2001, Corus disposed of its 50% interest in The Family Channel Inc. including its direct 40% ownership interest in TELETOON Canada Inc. for $127 million.	Acquired 2,029,000 Class A Non-Voting and 145,600 Class B subordinate voting shares of Astral Media Inc. from Shaw for $110 million. Subsequently, Corus monetized 2,000,000 Class A Non-Voting shares with a financial institution for $89.5 million.
Increased the Company’s credit facilities by $150 million.
		Issued 5,047,532 Corus Class B Non-Voting shares to complete the Nelvana acquisition.	During the year, a landmark decision was announced by the CRTC removing a general prohibition against cable companies or their affiliates owning specialty and pay-television channels distributed on analog channels. The CRTC decision removes a growth constraint for Corus, as Corus was viewed by the CRTC as an affiliate of a cable company.

Fiscal 2002 Compared to Fiscal 2001

Revenues for fiscal 2002 were $652.8 million, up 17% from $556.8 million last year. Through acquisition and organic growth, all divisions contributed to the strong growth in revenues. On a pro forma basis, revenues increased 4% from $628.4 million last year.

     Operating, general and administrative expenses were $536.3 million, up 24% from $432.9 million last year. Expenses were also impacted by the Company’s acquisitions during the year. Fiscal 2002 results include a write-down of film investments in the Content division of $40 million. On a pro forma basis, operating, general and administrative expenses increased 9% from $490.1 million last year. The increase is due to the film investments write-down, increased revenues and higher programming costs associated with specialty/pay television.

     EBITDA was $116.5 million, after absorbing the $40 million write-down of film investments in the Company’s Content division, compared to $123.9 million last year. The Radio and Television divisions achieved EBITDA growth of 10% and 22%, respectively. The Content division incurred an EBITDA loss for fiscal 2002. On a pro forma basis, EBITDA was down 16% from $138.3 million last year. EBITDA as a percentage of revenues was 18% in 2002 (24% excluding the write-down) and 22% in 2001.

RADIO

Radio revenues for fiscal 2002 were $211.4 million, up 10% from $191.8 million in fiscal 2001, reflecting an increase from 49 stations at the end of fiscal 2001 to 52 stations at the end of fiscal 2002. On a pro forma basis, revenues were up 1% for the year. Despite a soft advertising market during the year, the Western and Ontario stations delivered revenue growth over the prior year. In particular, revenue growth of 8% was experienced in the key markets of Toronto, Vancouver and Winnipeg. The Quebec market was negatively impacted by the temporary drop in revenues caused primarily by the reformatting of the two All-News radio stations as new audiences must be developed.

     Operating, general and administrative expenses for fiscal 2002 were $158.5 million, up 10% from $143.7 million last year. The increase was from the acquisitions made in fiscal 2002 and full year inclusion in fiscal 2002 of the acquisitions made in fiscal 2001. On a pro forma basis, operating, general and administrative expenses were down 2% from $161.3 million last year, primarily as a result of cost saving initiatives made in the first quarter of 2002.

     EBITDA was $52.9 million for fiscal 2002, up 10% from $48.1 million for fiscal 2001. EBITDA as a percentage of revenues was 25% in fiscal 2002, compared to 25% in fiscal 2001 and 23% in fiscal 2001 on a pro forma basis. Excluding the reformatted stations, EBITDA as a percentage of revenues was 30% for fiscal 2002.

     The increased EBITDA margins for the fiscal year indicate Corus is well underway to achieving its hurdle rate of 30%. In particular, in the West, all clusters met or exceeded the 30% margin and in Ontario, the Toronto cluster delivered 33% margin for the year. In Quebec, the Company’s investment in three reformatted stations continued to put pressure on its overall EBITDA margins for the divisions.

TELEVISION

Television revenues for fiscal 2002 were $284.7 million, up 24% from $228.7 million in fiscal 2001. There was $40.8 million (72.3%) of growth in revenues resulting from acquisitions made in fiscal 2002 (W Network and Telelatino). On a pro forma basis, revenues were up 12% from $254.7 million last year. Growth in subscriber fee revenues continued as a result of increased direct-to-home satellite and digital cable subscribers. In particular, the Company’s premium television services Movie Central and Encore Avenue delivered revenue growth of 29% over the prior year. At the end of fiscal 2002, Movie Central had approximately 609,000 subscribers, a 4% increase from the end of fiscal 2001.

     Operating, general and administrative expenses for fiscal 2002 were $194.6 million, up 26% from $155.0 million in fiscal 2001 primarily as a result of acquisitions made in fiscal 2002, the costs of launching five new digital networks in fiscal 2002 and increased programming costs as the Company continued to invest in the promotion of the relaunch of Movie Central and Encore Avenue.

     EBITDA was $90.1 million for fiscal 2002, up 22% from $73.7 million for fiscal 2001. EBITDA as a percentage of revenues was 32% in fiscal 2002, compared to 32% in fiscal 2001. Excluding the impact of the new digital networks, EBITDA as a percentage of revenues was 34% in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001 (continued)

CONTENT

Content revenues were $159.9 million in fiscal 2002, up 16% from $137.4 million in fiscal 2001. Fiscal 2001 only includes the operating results of Nelvana Limited (“Nelvana”) since November 14, 2000. On a pro forma basis, revenues decreased 3% from the prior year.

     Revenues for the Production and Distribution business were down 8% from the prior year on a pro forma basis. In fiscal 2002, Corus produced 252 episodes compared to 242 episodes in fiscal 2001, increasing its program library to over 2,100 half-hour equivalent episodes. Despite an increase in production, the decrease in revenues reflect the upheaval in the German market and the overall downward pressure on license fees as current revenue per episode decreased from $295,000/episode in fiscal 2001 to $206,000/episode in fiscal 2002. Unfortunately, the erosion of the production and distribution market has negatively impacted the value of the Company’s investment in Nelvana. As a result, Corus wrote down its investment by $200 million with $40 million for film investments, reflected in operating, general and administrative expenses, and $160 million for goodwill and other intangibles.

     Revenues for the Branded Consumer Products business were up 8% over the prior year and up 4% over the prior year on a pro forma basis. In April 2002, Corus disposed of the U.S. publishing business Klutz. The increase in revenues was primarily attributable to strong merchandising revenues from Rescue Heroes, Little Bear, Franklin, Medabots, Babar and Beyblade products. Corus’ Canadian publishing business, Kids Can Press, continues to be impacted by the consolidation of the Canadian book retailing environment as a result of the merger of Chapters and Indigo.

     Operating, general and administrative expenses for fiscal 2002 were $180.9 million, after absorbing the $40 million write-down of film investments mentioned above. Excluding the write-down, operating, general and administrative expenses were up 13% over the prior year and down 3% over the prior year on a pro forma basis. The decrease, on a pro forma basis, is primarily due to lower amortization expense associated with lower production and distribution revenues for the year.

     EBITDA for fiscal 2002 was a loss of $21.0 million, after absorbing the write-down of film investments, compared to EBITDA of $12.1 million last year and $19.5 million on a pro forma basis last year. EBITDA as a percentage of revenues was negative for fiscal 2002 (12% excluding the write-down of film investments) compared to 9% last year and 12% on a pro forma basis last year.

CORPORATE OVERHEAD

Corporate overhead in fiscal 2002 was $4.9 million down from $9.5 million in 2001. Corporate overhead is the incremental cost that is not allocated to the operating divisions. The decrease is due to approximately $2.5 million in incremental one-time costs for recruitment and professional fees incurred in fiscal 2001.

DEPRECIATION

Depreciation expense was $25.9 million, up from $20.0 million in 2001. The increase was due to an increase in the capital asset base from acquisitions made in fiscal 2001 and 2002.

AMORTIZATION

Amortization was $8.0 million, down from $45.9 million in 2001. The decrease was due to the Company not amortizing broadcast licenses and goodwill as a result of adopting the new accounting standards in fiscal 2002.

INTEREST EXPENSE

Interest expense was $57.7 million, up from $47.3 million in 2001. The Company’s effective interest rate for fiscal 2002 was 7.7% compared to 8.7% in the prior year reflecting lower interest rates in the current year.

GAIN ON SALE OF INVESTMENTS

For the year ended August 31, 2002, the pre-tax gain on sale of investments of $18.2 million resulted primarily from the disposal of Corus’ interest in The Comedy Network, Astral Media Inc. non-voting shares, Klutz and Viewer’s Choice. In the prior year, the pre-tax gain of $103.1 million resulted primarily from the disposal of Corus’ interest in The Family Channel Inc. and its television station, CHAU-TV.

Fiscal 2002 Compared to Fiscal 2001 (continued)

OTHER INCOME

Other income was $0.1 million, down from $10.5 million last year primarily due to higher interest income from short-term investments and dividend income earned in fiscal 2001.

RESTRUCTURING CHARGES

In light of the current economic climate, Corus has taken proactive steps to reduce debt and improve operating margins by streamlining operations through workforce reductions and implementing cost control initiatives. Restructuring charges of $22.1 million were recorded during the year, representing workforce reductions of approximately 410 positions, lease terminations and settlement of contracts relating to activities which will no longer be continued. Through these initiatives, the Company estimates that it will capture annual cost savings of approximately $10 to $15 million.

HEDGE TRANSACTION LOSS

The hedge transaction loss of $17.6 million reflects the non-cash expense associated with unwinding U.S. $147 million of cross-currency interest rate swaps during the third quarter fiscal 2002.

ASSET WRITE-DOWNS

Asset write-downs of $15.3 million relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business, and the write-down of the Company’s investments in Liberty Digital Inc. and LMiV to net realizable value. The prior year includes an asset write-down of $1.5 million for its investment in COOLeh.com.

GOODWILL AND INTANGIBLE IMPAIRMENT LOSS

During the year, as a result of the adoption of the new accounting pronouncements and annual impairment testing, Corus recorded a non-cash charge for goodwill and intangible impairment of $162.8 million primarily in the Content division associated with the Production and Distribution business. Such a change is non-operational in nature.

INCOME TAXES

The income tax recovery in fiscal 2002 was $5.1 million, up from $3.1 million last year. Fiscal 2002 reflects a benefit on the tax loss realized from the sale of Klutz; however, there was not a corresponding accounting loss as the investment was written down in a prior period. Fiscal 2001 included a $42.3 million future tax recovery which reflected a decrease in tax rates applicable to certain future tax assets and liabilities.

EQUITY EARNINGS FROM INVESTEES

Equity earnings from investees was $5.1 million, up from $2.6 million last year. The increase relates to the inclusion of an additional 20% interest in TELETOON acquired as part of the Nelvana acquisition in fiscal 2001, which the Company began recognizing on the equity basis in August 2001.

NET INCOME (LOSS)

Net income (loss) for fiscal 2002 was a loss of $166.0 million, compared to income of $128.2 million last year. Earnings per share were a loss of $3.90 basic ($3.90 diluted) compared with earnings per share of $3.09 basic ($3.06 diluted) last year.

Fiscal 2001 Compared to Fiscal 2000

Revenues for fiscal 2001 were $556.8 million, up 143% from $229.2 million in fiscal 2000. Through acquisition and organic growth, all divisions contributed to the strong growth in revenues. On a pro forma basis, revenues increased 9% from $511.2 million last year.

     Operating, general and administrative expenses were also affected by the Company’s acquisitions during the year. Operating, general and administrative expenses for fiscal 2001 were $432.9, up 164% from $163.7 million in fiscal 2000. On a pro forma basis, operating, general and administrative expenses increased 12% from $387.1 million in fiscal 2000. The increase was a direct result of increased revenues and was mainly due to higher programming costs associated with specialty/pay television and increased productions at Nelvana.

     EBITDA was $123.9 million, up 89% from $65.5 million in fiscal 2000. The Radio and Television divisions achieved EBITDA growth of 80% and 72%, respectively. Fiscal 2001 EBITDA also included $12.1 million from the acquisition of Nelvana in November 2000. On a pro forma basis, EBITDA was consistent with the prior year. EBITDA as a percentage of revenues was 22% in 2001 and 29% in 2000.

RADIO

Radio revenues for fiscal 2001 were $191.8 million, up 122% from $86.2 million in fiscal 2000, reflecting an increase from 43 stations at the end of fiscal 2000 to 49 stations at the end of fiscal 2001. In fiscal 2001 acquisitions accounted for all of the growth which was offset by a decline in organic revenues of 4%. Revenue growth of 7% was experienced in the key markets of Toronto, Edmonton and Calgary on a same station basis. Revenues were adversely affected by the temporary drop in revenues caused by abandoning existing formats in favor of new formats for which audiences must be developed. Specifically, CKLG, a soft adult contemporary format in Vancouver, was relaunched as NW(2), a 24-hour news wheel; Talk 640 in Toronto was reformatted as a “guy talk” radio station branded as Mojo; and Barrie’s leading radio station, CHAY-FM, was reformatted to the youthful Energy Radio Network as a hit radio station. As well, two all news radio stations were launched in Montreal. Revenues were also adversely affected by new competitors in Vancouver, Barrie, London, Hamilton and Kingston.

     Operating, general and administrative expenses for fiscal 2001 were $143.7 million, up 142% from $59.5 million in fiscal 2000. $79.5 million (94%) of the increase was from the acquisitions made in fiscal 2001 and the full year inclusion in fiscal 2001 of the acquisitions made in fiscal 2000.

     EBITDA was $48.1 million for fiscal 2001, up 80% from $26.7 million for fiscal 2000. EBITDA as a percentage of revenues was 25% in fiscal 2001, compared to 31% in fiscal 2000, reflecting the impact of increased competition and the investment in numerous format changes. Excluding the reformatted stations, EBITDA as a percentage of revenues was 29% for fiscal 2001.

TELEVISION

Television revenues for fiscal 2001 were $228.7 million, up 60% from $143.0 million in fiscal 2000. $66.1 million (77%) of the growth in revenues was from the acquisitions made in fiscal 2001 and the full year inclusion in fiscal 2001 of the acquisitions made in fiscal 2000. Growth in subscriber fee revenues continued as a result of increased direct-to-home satellite and digital cable subscribers. In addition, the reformatting of Superchannel and MovieMax! to the four thematic channels of Movie Central and two thematic channels of Encore Avenue fueled further subscriber revenue growth. At the end of fiscal 2001, Movie Central had approximately 586,000 subscribers, a 47% increase from the end of fiscal 2000.

     Operating, general and administrative expenses for fiscal 2001 were $155.0 million, up 55% from $100.2 million in fiscal 2000 as a result of increased variable costs associated with increased revenues and increased programming costs associated with the launch of Movie Central and Encore Avenue.

     EBITDA was $73.7 million for fiscal 2001, up 72% from $42.8 million for fiscal 2000. EBITDA as a percentage of revenues was 32% in fiscal 2001, compared to 30% in fiscal 2000.

CONTENT

Content includes the operating results of Nelvana since November 14, 2000. Corus did not operate a Content business prior to the acquisition of Nelvana. Content revenues were $137.4 million in 2001, an increase of 13% on a pro forma basis. This growth, on a pro forma basis, reflects a 31% increase in Production and Distribution revenues, and a 5% decrease in the Branded Consumer Products business (formerly the Merchandise and Publishing business).

Fiscal 2001 Compared to Fiscal 2000 (continued)

The significant increase in Production and Distribution revenues reflects: (i) an increase of 54% in current revenue to $56.5 million; (ii) a 5% decrease in library revenues to $21.1 million; and (iii) a 6% increase in music royalties to $3.1 million. Current production revenue growth is a direct result of the ramp-up in proprietary production deliveries which increased 22% in the twelve months ended August 31, 2001 to 242 episodes compared to 199 episodes in the previous year. For the same period, current revenue per episode also increased from $230,000/episode last year to $295,000/episode in 2001. The decrease in library revenues is due to the fact that Nelvana completed a large library bulk sale in the prior year. Large library bulk deals do not necessarily repeat on an annual basis.

     The decrease in Merchandise revenue is due to a weak retail environment. In fiscal 2001, a master toy license agreement was secured with Hasbro Inc. for the successful Japanese animated show Medabots which is expected to generate significant royalties over the next 3 to 5 years.

     The Publishing business has been significantly affected by the weakness of the retail market, especially the specialty book retail segment in the U.S., and the merger of Chapters and Indigo in Canada. Despite the turmoil in the Canadian publishing market, Kids Can Press continues to show revenue growth of 4% over a year ago. In the U.S., Klutz was impacted by the financial difficulties and bankruptcies being experienced by several of its customers resulting in a decrease in revenues of 8% compared to the prior year. Given the softness of the specialty retail segment, management is actively pursuing the expanding of its channels of distribution.

     Operating, general and administrative expenses increased from $101.6 million in fiscal 2000, on a pro forma basis, to $125.3 million in fiscal 2001. The 23% increase reflects the higher costs associated with increased volume of production, higher marketing expenses to support the growth of the merchandise business and increased bad debt provisions of over $1.5 million to reflect financial difficulties experienced by Klutz customers.

     EBITDA decreased from $19.1 million in 2000, on a pro forma basis, to $12.1 million in 2001 and EBITDA as a percentage of revenues was 9% in 2001. The decrease in EBITDA reflects the softness in the merchandising and publishing businesses.

CORPORATE OVERHEAD

Corporate overhead in fiscal 2001 was $9.5 million up from $4.0 million in fiscal 2000. Corporate overhead is the incremental cost that is not allocated to the operating divisions. The increase is due to higher infrastructure costs necessary to support the acquisitions made in 2000 and 2001 (mainly in the area of information technology) and includes approximately $2.5 million in incremental one-time costs for recruitment and professional fees.

DEPRECIATION

Depreciation expense in fiscal 2001 was $20.0 million, up from $9.0 million in fiscal 2000. The increase was a result of the increase in the capital asset base from acquisitions made in fiscal 2000 and 2001.

AMORTIZATION

Amortization expense in fiscal 2001 was $45.9 million, up from $13.4 million in fiscal 2000. The majority of the increase was due to amortization of goodwill and broadcast licenses acquired during fiscal 2000 and 2001 which was $42.4 million for fiscal 2001, up from $11.4 million in fiscal 2000.

INTEREST EXPENSE

Interest expense in fiscal 2001 was $47.3 million, up from $30.4 in fiscal 2000 which reflected an increase in long-term debt incurred to fund Corus’ acquisitions in fiscal 2001 and to refinance debt of acquired companies. The Company’s effective interest rate for the period was 8.7% compared to 10.2% in fiscal 2000.

GAIN ON SALE OF INVESTMENTS

The gain on sale of investments in fiscal 2001 was $103.1 million down from $197.7 million in fiscal 2000. The gain in fiscal 2001 resulted from the disposal of Corus’ interest in The Family Channel Inc. and CHAU-TV. The gain in fiscal 2000 of $197.7 million resulted from the disposal of Corus’ interests in Headline Sports Television, Liberty Digital Inc. and CTV Inc.

Fiscal 2001 Compared to Fiscal 2000 (continued)

OTHER INCOME

Other income in fiscal 2001 was $10.5 million, up from $9.5 million in fiscal 2000 due to higher interest income from short-term investments in fiscal 2000.

INCOME TAXES

A future income tax recovery for fiscal 2001 of $42.3 million resulting from a re-measurement of future income tax assets and liabilities due to reduced income tax rates enacted from federal and provincial legislation. Income taxes (excluding the future tax recovery) as a percentage of earnings before taxes and amortization of broadcast licenses and goodwill were 25% in 2001 compared to 30% last year. The decrease in the tax rate is due to a lower effective tax rate for Nelvana and a lower effective tax rate on capital gains relating to sale of investments in fiscal 2001.

EQUITY EARNINGS FROM INVESTEES

Equity earnings from investees for fiscal 2001 were $2.6 million up from $2.1 million in fiscal 2000, primarily due to improved earnings from the Company’s 20% interest in TELETOON.

NET INCOME

Net income for fiscal 2001 was $128.2 million, compared to $156.0 million in fiscal 2000. Earnings per share were $3.09 basic ($3.06 diluted) compared with earnings per share of $4.67 basic ($4.61 diluted) in fiscal 2000.

Risks and Uncertainties

IMPACT OF REGULATION ON CORUS’ RESULTS OF OPERATIONS

Radio and Television

Corus’ Radio and Television business activities are regulated by the CRTC under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations and decisions by the CRTC. These regulations relate to, among other things, licenses to operate radio and television stations and the rates Corus may charge for its specialty television services if distributed as part of the basic service. Corus’ radio stations must also meet technical operating requirements under the Radio Communication Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC, could materially and adversely affect Corus’ business and results of operations.

     In addition, in order to maintain eligibility under the Broadcasting Act and the Radio Communication Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if it were the owner of such Corus Class A Voting Shares.

     Corus’ radio, conventional television, specialty television, pay television, and pay audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies which represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

     The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and for other purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

     For radio, two reproduction rights collectives have filed new tariffs against commercial radio stations: Société du droit de reproduction des auteurs, compositeurs et éditeurs au Canada (SODRAC), a collective representing reproduction rights holders of largely French and foreign language music; and the Canadian Musical Reproduction

Risks and Uncertainties (continued)

Rights Agency (cmrra), which represents major English language music publishers, the owners of reproduction rights in much of the English language music that stations play.

     The two tariffs seek compensation from commercial radio stations for all reproductions of music made by such stations. The Canadian Association of Broadcasters (cab) represented Canadian radio stations at a hearing before the Copyright Board in April 2002. The CAB argued that the tariff amount for the reproduction of music by Canadian radio stations should be nominal. A decision from the Copyright Board, establishing the level of the tariff, is expected in the fall/winter of 2002.

     The Government of Canada has launched a consultation process that will lead to broad reform of the Copyright Act. The CAB participated in the first round of consultations by submitting strong positions to protect broadcasters’ interests.

     The CAB was not successful in reaching an agreement with the Society of Composers, Authors and Music Publishers of Canada (SOCAN) or the Neighbouring Rights Collective society (NRCC) to extend the existing tariff rate for the public performance of music on radio stations. A hearing to consider the appropriate tariff rate is expected in late 2003 or early 2004.

     Recent CAB negotiations with SOCAN failed to resolve music use rates for specialty and pay services for the years 2001 and 2002. A hearing is scheduled to commence in April 2003 to consider the appropriate rate and in the interim, the 2000 rates will be payable.

Content

Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC often requires Canadian television services to devote a certain amount of their programming to, and to exhibit a certain number of hours of, certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that the Company’s programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs and Corus would not qualify for certain Canadian tax credits and industry incentives. Currently, Canadian Heritage, the Canadian ministry that oversees the tax credits, is conducting a review of the definition of Canadian content, as it applies to film and television production.

COMPETITION

Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially and adversely affect Corus’ results of operations.

     The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of television programs or specialty television channels as revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the market place at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors. All of which could change rapidly and many of which are beyond the Company’s control. The lack of audience acceptance for Corus’ television programs, specialty and pay television channels would have an adverse impact on its businesses, results of operations, prospects and financial condition.

Television

The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially and adversely affect Corus’ results of operations. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favorably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially and adversely affect Corus’ results of operations.

Risks and Uncertainties (continued)

Radio

The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected station could be negatively impacted, resulting in lower net revenues.

     Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly, and free-distribution newspapers, other print media, direct mail, and on-line computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

Content

The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital, than Corus does. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

     Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that Corus will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favorable to us. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain its penetration of broadcast schedules.

RISKS ASSOCIATED WITH PRODUCTION OF FILM AND TELEVISION PROGRAMS

Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to artistic components of a film or television program, but also to the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can change rapidly and many of which are beyond Corus’ control. Therefore, economic success of any production is not assured.

     Production of film and television programs require a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Nelvana or its co-production partners and cause cost overruns and delay or hamper completion of a production.

     Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 20% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Nelvana’s production projects will continue to qualify for them. As well, the majority of Nelvana’s productions are co-productions involving international treaties which allow Nelvana to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Nelvana’s production capabilities and production financing.

Risks and Uncertainties (continued)

     Results of operations for the production and distribution business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

     Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of Nelvana’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory which depends on the extent and term of any prior sale in that territory.

INTELLECTUAL PROPERTY RIGHTS

Corus’ trade-marks, copyrights and other proprietary rights are important to its competitive position. In particular, the Content group must be able to protect its trade-marks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials, and market its merchandise. Accordingly, Corus devotes its resources to the establishment and protection of its trade-marks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect its trade-marks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of the Company’s trade-marks, copyrights and proprietary rights.

     Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trade-marks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

TECHNOLOGICAL DEVELOPMENTS

New or alternative media technologies and business models, such as digital radio services, direct-to-home satellite, wireless and wired cable television and Internet radio and video programming, have recently begun to compete for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on Corus’ business, results of operations or financial conditions.

GOODWILL AND OTHER INTANGIBLE ASSETS

In fiscal 2002, Corus adopted new rules for measuring the impairment of goodwill and indefinite life intangible assets (see Impact of New Accounting Pronouncements). Under the new standards, the Company is required to perform impairment tests of goodwill and indefinite life intangible assets at least annually but more frequently if indications of impairment exist. Any impairment losses after adoption of the new standards are recorded in net income for that period. The fair value of the Company’s intangible assets, including goodwill, is exposed to future adverse changes if the Company experiences declines in operating results or experiences significant negative industry or economic trends or if future performance is below historical trends. Accordingly, impairment losses could result in a significant charge to the Company’s reported earnings in the future.

FOREIGN EXCHANGE RISK

A significant portion of revenues and expenses for the Content business is in currencies other than the Canadian dollar and, therefore, is subject to fluctuations in exchange rates. Approximately 20% of Corus’ total revenues were in foreign currencies, the majority of which were U.S. dollars. The foreign exchange risk is mitigated as the net cash flow from operations is a natural hedge against interest on U.S. denominated debt.

Risks and Uncertainties (continued)

INTEREST RATE RISK

Interest rate risk arises from fluctuations in interest rates on drawings under Corus’ senior revolving credit facility. As at August 31, 2002, 90% of the Company’s total long-term debt is fixed. Corus does not engage in a speculative trading program.

CONTROL OF CORUS BY THE SHAW FAMILY

JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own approximately 79% of outstanding Corus Class A Voting Shares. The Corus Class A Voting Shares are the only shares entitled to vote in all circumstances. As long as the JR Shaw Group owns a majority of the Corus Class A Voting Shares, the JR Shaw Group will continue to be able to elect Corus’ entire Board of Directors and to remove any director, with or without cause, without calling a special meeting. In addition, the concentration of ownership and voting power may have the effect of delaying or preventing a change of control of Corus that could otherwise be beneficial to holders of Corus Non-Voting Shares. As a result, the JR Shaw Group will control matters affecting Corus, including the allocation of business opportunities that may be suitable for Corus and the composition of Corus’ Board of Directors and, through it, any determination with respect to Corus’ business direction and policies, including the appointment and removal of officers.

     The JR Shaw Group may exercise their control over Corus according to interests that are different from the interests of other investors. They could pursue transactions that in their judgment enhance the value of their equity investment despite involving risks to other investors. In addition to their interest in Corus, the JR Shaw Group controls Shaw Communications Inc., a cable operator and its wholly-owned subsidiary, Star Choice Communications Inc., a direct-to-home satellite operator.

     All of the Corus Class A Voting Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Corus Class A Voting Shares are exercised by the representative of a committee of five trustees.

ACTIONS BY CORUS’ BOARD OF DIRECTORS MAY DELAY OR PREVENT AN ACQUISITION OF
CORUS, WHICH COULD DECREASE THE VALUE OF CLASS B NON-VOTING SHARES.

Corus’ Board of Directors has the authority to issue preferred shares and to determine the designation, rights, conditions, restrictions and limitations including voting and dividend rights, of preferred shares without any further vote or action by shareholders, which could be used to dilute the share ownership of a potential hostile acquirer. The rights of the holders of Corus Class B Non-Voting Shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued.

Liquidity and Capital Resources

CASH FLOW

Cash flow derived from operations was $229.8 million in fiscal 2002 compared to $159.2 million in fiscal 2001, an increase of 44%. The increase is due to cash flow generated from the various acquisitions in fiscal 2001 and 2002. Cash flow from operations per share for the year was $5.39 basic ($5.39 diluted) compared with $3.83 basic ($3.81 diluted) last year.

     Cash used in investing activities in fiscal 2002 was $179.1 million (2001 – $814.5 million). Cash usage in fiscal 2002 consisted primarily of capital asset additions, payments of program and film rights, additions to film investments and deferred charges, business acquisitions and investments as described below:

•	Capital expenditures amounted to $28.0 million in fiscal 2002 compared to $37.0 million in fiscal 2001. Fiscal 2001 capital expenditures reflected significant acquisitions (Nelvana, Metromedia) made during the year.

•	Payment of program and film rights amounted to $96.7 million in fiscal 2002 compared to $63.9 million in 2001. Annual expenditures on program rights will vary depending upon availability of materials, cost, length of license agreements, and program success. The increase in fiscal 2002 reflects increased activity associated with the acquisition of WTN, five new digital specialty channels launched during the year, and continued investment in the relaunch of Movie Central and Encore Avenue.

•	Additions to film investments amounted to $132.5 million in fiscal 2002 compared to $95.6 million in 2001 reflecting increased production at Nelvana. In fiscal 2001, the additions to film investments are reflected from the acquisition date of November 2000.

•	Cash usage for material business acquisitions and investments in fiscal 2002 amounted to $118 million (2001 – $746 million). The principal business acquisitions and investments consisted of WTN, Telelatino, Locomotion, and increased interests in The Comedy Network and DMX Music. In 2001, the principal acquisitions consisted of Nelvana ($332 million) and Metromedia ($129 million) and the principal investments consisted of $110 million for Class A and B shares of Astral Media Inc. and a $150 million advance for the acquisition of WTN.

•	Cash usage was partially offset by net proceeds received from business divestitures and sale of investments of $229.8 million (2001 – $138.0 million), which included interests in The Comedy Network, Astral Media nonvoting shares, Klutz and Viewer’s Choice. Fiscal 2001 included the sale of The Family Channel Inc. and CHAU-TV.

     Cash used in financing activities in fiscal 2002 was $54.1 million, reflecting management’s efforts to reduce debt during the year.

LONG-TERM DEBT

Bank Loans

At August 31, 2002, the Company had available a $25.0 million revolving operating loan facility and senior revolving credit facilities of $427.5 million, of which approximately $366.0 million were undrawn. Interest rates on the bank loans fluctuate with the Canadian bankers’ acceptances and LIBOR and averaged 6.7% for fiscal 2002 and 6.8% in fiscal 2001.

Senior Subordinated Notes

On March 7, 2002, Corus issued U.S. $375 million aggregate principal amount of 8 3/4% senior subordinated notes (“Notes”) due 2012 at a price of 99.186% of their aggregate principal amount.

     The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on the Notes. The agreements have resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at Cdn. $1.6107 or approximately Cdn. $604 million.

     The net proceeds from this offering were used to repay existing indebtedness including the permanent repayment in full of the Company’s reducing term loans of Cdn. $294 million due August 31, 2007. Consequently, the Company unwound U.S. $147 million of cross-currency interest rate swaps relating to the reducing term loan that had fixed the interest rate at 11.4% and liability for interest and principal payments at Cdn. $212 million.

     At August 31, 2002, Corus had total net debt (long-term debt, including current portion, plus securitized borrowing and bank overdraft less cash and cash equivalents) outstanding of $628.5 million, down from $716.8 million in fiscal 2001 reflecting a ratio of net debt to EBITDA of 5.4 to 1. Excluding the write-down in film investments, the ratio of net debt to EBITDA was 4.0 to 1. Corus had a net debt to EBITDA ratio of 5.8 to 1 at August 31, 2001. The decrease in debt is mainly due to a restructuring initiative implemented during the first quarter of fiscal 2002 and with various asset dispositions throughout the year. Management considers the current level of long-term debt to be reasonable.

     Corus believes that its current credit facilities and earnings from operations are sufficient to fund operations and commitments including CRTC benefits for the foreseeable future.

Impact of New Accounting Pronouncements

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

Effective September 1, 2001, Corus adopted retroactively the Canadian Institute of Chartered Accountants’ (“CICA”) standards on Business Combinations (CICA Section 1581), and Goodwill and Other Intangible Assets (CICA Section 3062). CICA Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. CICA Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach; thus, amortization of goodwill, including goodwill recorded in past business combinations, has ceased upon adoption of these standards. Goodwill and other intangibles will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired.

     Corus evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill as at September 1, 2001 was appropriate under the new recommendations. In the first quarter, Corus tested the amounts allocated to broadcast licenses and concluded that no provisions for impairment were required. In the second quarter, management tested the amounts allocated to goodwill and, as a result, Corus recorded a non-cash charge for goodwill impairment in the Content division of approximately $150 million of which a portion related to the recently disposed Klutz business. Such charge is non-operational in nature and was reflected as an adjustment to retained earnings as at September 1, 2001.

     Adjusted earnings per share before amortization of broadcast licenses and goodwill for the year ended August 31, 2001 was $3.98 basic ($3.95 diluted).

ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS

Effective September 1, 2001, Corus retroactively adopted the Statement of Position 00-2 (“SOP 00-2”), “Accounting by Producers or Distributors of Films”, which provides guidance on U.S. GAAP to all producers or distributors that own or hold rights to distribute or exploit films.

     The adoption of SOP 00-2 resulted in a retroactive adjustment to the allocation of the purchase price of the Nelvana Limited assets, which were acquired on November 14, 2000, of $8,252,000, representing a reduction of the film investments acquired. Consequently, future tax liability has been decreased by $3,301,000 and goodwill has been increased by $4,951,000. The consolidated balance sheet at August 31, 2001 has been restated to reflect these allocations. Consequently, net income for the year ended August 31, 2001 has decreased by $4,608,000 as a result of increased amortization of film investments and goodwill. The consolidated statement of income for the year ended August 31, 2001 has been restated to reflect these adjustments.

EARNINGS PER SHARE

Effective September 1, 2001 Corus adopted the new recommendations of the CICA Handbook Section 3500, “Earnings Per Share”. Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the “if-converted” method. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts.

Recent Accounting Pronouncements

FOREIGN CURRENCY TRANSLATION

The Canadian Institute of Chartered Accountants has recently approved amendments to CICA Handbook Section 1650, “Foreign Currency Translation”, which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long-term monetary items. These amendments will be effective for the Company’s fiscal year commencing on September 1, 2002. Corus does not expect that this amendment will have a material impact on the consolidated financial statements as the foreign exchange is fully hedged.

STOCK-BASED COMPENSATION

In 2001, the CICA issued Handbook Section 3870, effective for fiscal years beginning on or after January 1, 2002. This pronouncement establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees.

     The standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the consolidated statement of income, determined using a fair value based method of accounting. The standard is effective for the Company’s fiscal year beginning September 1, 2002 and is applied to stock-based awards granted on or after that date.

     Had the Company adopted the new standard on September 1, 2001, there would have been no impact on the Company’s fiscal 2002 net income or earnings per share as the Company had already included the compensation costs associated with such payments and awards in its consolidated statement of income.

     Additionally, for stock options granted to its employees, the new standard permits the Company to continue its existing policy of recognizing no compensation expense if the Company chooses the disclosure-only method of adoption. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts.

     Had the Company adopted the new standard on September 1, 2001, and had the Company chosen to recognize an expense related to the granting of stock options to its employees, the impact on net income and basic and diluted earnings per share of the Company would have been a decrease of $7.3 million and $0.17/share, respectively. These effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

     The Company plans to comply with the requirements of Section 3870 effective September 1, 2002 and will provide pro forma disclosure of net income and earnings per share in the notes to the consolidated financial statements as if the fair-value based method had been used.

HEDGING RELATIONSHIPS

In November 2001, the CICA issued Accounting Guideline-13, Hedging Relationships (“AcG-13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company plans to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting.

Critical Accounting Policies

Management believes that the application of the following accounting policy, which is important to the Company’s financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of the Company’s significant accounting policies, including the accounting policy discussed below, see note 2(a) to the consolidated financial statements.

FILM INVESTMENTS

Corus capitalizes costs of production and distribution of film and television programs to film investments. These costs are amortized to direct operating expenses in accordance with SOP 00-2. These costs are stated at the lower of unamortized film or television program costs or fair value. These costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenues expected to be received from such film or television program over a period not to exceed ten years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, Corus may be required to write down all or a portion of the unamortized costs of such film or television program. No assurance can be given that unfavourable changes to revenue estimates will not occur, which may result in significant write-downs affecting the Company’s results of operations and financial position.